Filed by Expedia, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: HomeAway, Inc.

(Commission File No. 001-35215)

TO: All Staff Members Worldwide

SUBJECT: HomeAway

Team Expedia –

Today we announced that we have entered into an agreement to acquire HomeAway, Inc., including all of its brands (principally HomeAway globally, VRBO in the US, Stayz in Australia, Homelidays in France, and FeWo-direkt in Germany) for $3.9 billion in cash and stock. We have had our eyes on the vacation rental space for a long time, including testing and learning our way into our partnership with HomeAway over the last two years. Adding to our hotel and lodging supply is a hugely strategic growth driver for our company moving forward (and part of our BHAGs), and bringing HomeAway into the EI family is a big step in the right direction to compete in the fast growing ~$100 billion alternative accommodations space.

Given that the transaction has not yet closed and is subject to certain regulatory approvals and the tender of a majority of the shares of HomeAway, there isn’t too much that I can share at this time. It’s important to note that this is an announcement only, and until the transaction is closed (expected sometime in Q1 next year), the companies will operate as they have up to this point: separately and independently. As such, we have established an internal team, led by Corporate Development and Legal, which will manage the process through closing.

Please note that any interactions with HomeAway should be coordinated through this team and unless otherwise authorized under no circumstances should you contact any partners, customers, vendors, suppliers or employees of HomeAway with respect to the transaction. If any partner, member of the media, HomeAway employee or other third party contacts you during this period outside of authorized contact, please refrain from responding and notify ProjectHComms@expedia.com immediately. In terms of impact to our work on a day-to-day basis, it will be business as usual until the closing of the proposed transaction.

As you probably heard in our Town Hall, I’m really pleased with how our teams continue to execute. We have to be obsessed with improving and optimizing every aspect of our customer interaction – from higher conversion to improved repeat, from better pricing and broader supply to best in class service. We’ve proven our ability to execute not only with our core brands, but increasingly with new brands that we have welcomed into the family such as Travelocity, Wotif and, most recently, Orbitz. While we intend to run HomeAway relatively independently out of Austin, we do believe that we can help HomeAway accelerate their own transition from a listings-based business to a transactional platform for alternative accommodations.

In the meantime, we have a ton of work and challenges ahead of us. We continue to fight every single day for the right to serve our travelers and industry partners. The minute we stumble they’ll turn to someone else (and there are plenty of others ready to serve them). Keep your edge and keep up the good work.

Dara

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Expedia, Inc. (“Expedia”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Expedia and its acquisition subsidiary will file a tender offer statement on Schedule TO, Expedia will file a registration statement on Form S-4, and HomeAway, Inc. (“HomeAway”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HomeAway stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.